UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For:  JANUARY 16, 2006

COMMISSION FILE NUMBER: 0-22216

CANADIAN ZINC CORPORATION

 (Exact name of Registrant as specified in its charter)

Suite 1710 – 650 West Georgia Street

Vancouver, British Columbia

Canada V6B 4N9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[     ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes

[     ]

No

[ X ]

If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

        January 16, 2006

       FOR IMMEDIATE RELEASE

CANADIAN ZINC CORPORATION ANNOUNCES

$5 MILLION PRIVATE PLACEMENT

Toronto – January 16, 2006 -- Canadian Zinc Corporation (“TSX-CZN”) is pleased to announce it has entered into an engagement agreement with Northern Securities Inc. (“Northern”) to raise gross proceeds of $5,000,000 in Units, on a bought deal basis, subject to certain conditions.   Northern may increase the size of the financing by an additional $1,000,000 by exercising an option on or prior to closing of the financing.

The Units have been priced at $0.72 per Unit, with each Unit consisting of one common share and one-half share purchase warrant.   Each full warrant is exercisable to purchase one common shares at a price of $1.00 per share for a period of two years.

Completion of the private placement is subject to certain conditions, including approval by the Toronto Stock Exchange and other regulatory agencies. The financing is anticipated to be completed on or before February 8, 2006.   Northern will be paid a commission fee of 7% in cash and 10% in broker warrants exercisable for Units at the offering price for a period of two years.

The proceeds from the private placement will be added to the Company’s working capital and used for the development of the Prairie Creek Mine Project and general corporate purposes, including other possible property acquisitions.

Canadian Zinc holds a 100% interest in the Prairie Creek Mine Project located in the Northwest Territories.   The site includes a near complete mine, mill and surrounding infrastructure  with a  large  open ended  mineral resource base totaling, ( historical calculation ) 11.8 million tonnes, grading an average 12.5% zinc, 10.1% lead, 0.4% copper and 161 grammes of silver per tonne. The resource contains an estimated 70 million ounces of silver, approximately 3 billion pounds of zinc and approximately 2.2 billion pounds of lead .

Canadian Zinc Corporation trades on the Toronto Stock Exchange under the symbol “CZN” and currently has 79,747,212  common shares issued and outstanding.

A more extensive description of the Company’s activities is available on the Company’s website at www.canadianzinc.com.

For further information contact:

John F. Kearney	Alan Taylor
Chairman	Vice President Exploration &Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 201 – 347 Bay Street, Toronto, ON M5H 2R7 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001

E-mail: invest@canadianzinc.com,   Website:  www.canadianzinc.com

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the use of proceeds and future expenditures.  These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements.  Such factors include, among others, the timing and amount of expenditures.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

(Signed) John Kearney___________________

President and Chairman

Date: April 20, 2006